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                                                               EXHIBIT 17(b)(9)


                       Summary of Telephone Conversations
              Between Representatives of Credit Suisse First Boston
                     and The Goodyear Tire & Rubber Company

         Sometime during the last week of September and the first few days of October 1997, Vinca Ciccolini, Manager Finance-Business Development, of Goodyear had a series of telephone conversations with Roy Jain, then an analyst at Credit Suisse First Boston ("CSFB"). The conversations pertained to having CSFB run a set of assumptions on the CSFB computer model regarding Brad Ragan, Inc. as a test to compare the results produced to the results generated by Goodyear's model. The purpose was to check the accuracy of Goodyear's model using a common set of assumptions.

         Although neither the set of assumptions used nor the results of the test run are available because neither CSFB nor Goodyear kept records, CSFB confirmed to Goodyear that Goodyear's model generated results substantially the same as the CSFB model when using the same assumptions. While Goodyear did not receive any written confirmation from CSFB, the recollections of Mr. Ciecolini and Mr. Jain are that there were no significant differences in the results produced by the two computer models.

         Messrs. Ciccolini and Jain also discussed the "methodology" of the respective models. The Goodyear model uses the discounted cash flow method, with the cash flows extending into perpetuity. The CSFB model also uses a discounted cash flow method, with a terminal value after ten years based on a multiple of EBITDA.